EXHIBIT 12

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

STATEMENTS OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

	Years Ended December 31,
(in millions, except ratios)	2009	2008	2007	2006	2005

Earnings:
Income from continuing operations before provision for income taxes and extraordinary item	$142.4	$86.4	$119.8	$163.0	$81.5

Add:
Fixed charges	29.5	34.0	23.6	16.4	21.0

Total earnings	$171.9	$120.4	$143.4	$179.4	$102.5

Fixed charges:
Interest expense, net	$25.7	$29.9	$20.9	$13.0	$15.0
Preferred share dividends	-	-	0.1	1.5	3.4
Rental interest factor	3.8	4.1	2.6	1.9	2.6

Total fixed charges	$29.5	$34.0	$23.6	$16.4	$21.0

Ratio of earnings to fixed charges	5.8:1	3.5:1	6.1:1	10.9:1	4.9:1